SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING




[X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR For Period Ended: December 31, 1995
[]Transition Report on Form 10-K
[]Transition Report on Form 20-F
[]Transition Report on Form 11-K
[]Transition Report on Form 10-Q
[]Transition Report on Form N-SAR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information


     Full Name of Registrant:    NVF Company

     Former Name if applicable:                   N/A



     Address of Principal Executive Office (Street and Number):

                                  1166 Yorklyn Road
     City, State and Zip Code:     Yorklyn, DE 19736








                               -2-



Part II-- Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative


State below in reasonable detail the reasons why the 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     The filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense due to (1) the involvement of the Company management in preparing for confirmation of the Plan of Reorganization and (2) accounting issues related to the proceeds of certain litigation which need to be resolved prior to filing.


Part IV--Other Information


     (1) Name and telephone number of persons to contact in regard to this notification:

     Robert W. Flack               305              866-7272
         (Name)                (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                               [x] Yes      [ ] No


                               -3-


     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [ ] Yes      [x] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Not Applicable




                            NVF COMPANY
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   March 28, 1996           By:  /s/ Robert W. Flack
                                      Robert W. Flack
                                      Acting Chief Financial Officer

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [ ] Yes      [x] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Not Applicable




                            NVF COMPANY
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.










Date:   March 28, 1996           By:
                                      Robert W. Flack
                                      Acting Chief Financial Officer